Filed Pursuant to Rule 253(g)(2)

File - 024-11754

Supplement No. 25.1 to Offering Circular dated March 17, 2023

Cityfunds I, LLC

1315 Manufacturing Street

Dallas, TX 75204

972-445-7320

Best Efforts Offering of Membership Interests

This Offering Circular Supplement No. 25.1 (the “Supplement”) relates to the Offering Circular of Cityfunds I, LLC (the “Company”, “we”, “our”, or “us”), relating to the Company’s public offering under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering membership interests of each individual series of Cityfunds I, LLC on a “best efforts” basis.

This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

The purpose of this supplement is to void the previously active Rewards Program and to amend the previous disclosure to make active the following updated Phoenix-01 Rewards Program (the “Rewards Program”) and are offering reward membership interests (“Reward Interest”, “Reward Interests”. “Reward”, or “Rewards”). The Phoenix-01 Rewards Program is available to all new and existing investors and is being offered through the Cityfunds by Nada App and the Company Website.

Rewards Program

Commencing on June 21, 2024, investors can make a Qualifying Investment or Qualifying Investments during the Qualifying Period to qualify for the Reward under the Phoenix-01 Rewards Program.

The “Qualifying Period” for this Program begins at 12:00 am CST on Friday, June 21, 2024 and continues until 11:59 pm CST on Sunday, June 30, 2024.

To qualify for the Reward Tier 1 (“Reward Tier 1”, “Tier 1”) under this Rewards Program, investors need to make a “Qualifying Investment” or “Qualifying Investments” during the Qualifying Period in an amount of $1,000.00 and between $9,999.99 across any Series of Cityfunds I, LLC to receive a 4.00% match on the qualifying investment or investments in Series #Phoenix Reward Interests. To qualify for the Reward Tier 2 (“Reward Tier 2”, “Tier 2”) under this Rewards Program, investors need to make a “Qualifying Investment” or “Qualifying Investments” during the Qualifying Period in a total minimum amount of $10,000.00 or more in any single Series of Cityfunds I, LLC to receive a 5.00% match on the qualifying investment or investments in Series #Phoenix Reward Interests. Investors can qualify for the Reward in each Series of Cityfunds I, LLC. Investors can only participate in a single Reward Tier per Series of Cityfunds I, LLC and are ineligible to participate in multiple Reward Tiers for the same Series of Cityfunds I, LLC. Rewards will be determined at the end of the Qualifying Period by adding the total amount of an investor’s investments in each Series of Cityfunds I, LLC to determine if they have made Qualifying Investments in the Series of Cityfunds I, LLC to receive the Reward. Investors that make a Qualifying Investment or Qualifying Investments are eligible for only a single Reward Tier; either Reward Tier 1 in which the investor may earn 4.00% match in Series #Phoenix Reward Interests, or the Reward Tier 2 in which the investor may earn a 5.00% match in Series #Phoenix Reward Interests.

Below are certain example scenarios of investments during the Qualifying Period which reference whether or not an investment or investments is considered to be a Qualifying Investment or Qualifying Investments in order to receive the Reward or Rewards.

Example 1 – During the Qualifying Period, if an investor makes a $1,000 investment in Series #Austin, the investor is entitled to earn a 4.00% match in Series #Phoenix Reward Interests. The investor qualified for the Reward Tier 1 and earned a 4.00% match in Series #Phoenix Reward Interests by making a Qualifying Investment during the Qualifying Period in the amount of $1,000 in Series #Austin. All Rewards are earned in Series membership interests

Example 2 – During the Qualifying Period, if an investor makes a $10,000 investment in Series #Miami, the investor is entitled to earn a 5.00% match in Series #Phoenix Reward Interests. The investor qualified for the Reward Tier 2 and earned a 5.00% match in Series #Phoenix Reward Interests by making a Qualifying Investment during the Qualifying Period in the amount of $10,000.00 in Series #Miami. All Rewards are earned in Series membership interests.

Example 3 – During the Qualifying Period, if an investor makes a $1,000 investment in Series #Dallas, a $10,000 investment in Series #Tampa, and a $1,000 investment in Series #Denver, the investor is entitled to earn a 4.00% match in Series #Phoenix Reward Interests for their qualifying investment in Series #Dallas, a 5.00% match in Series #Phoenix Reward Interests for their qualifying investment in Series #Tampa, and a 4.00% match in Series #Phoenix Reward Interests for their qualifying investment in Series #Denver. The investor qualified for the Reward Tier 1 and earned a 4.00% match in Series #Phoenix Reward Interests by making a Qualifying Investment during the Qualifying Period in the amount of $1,000 in Series #Dallas. The investor qualified for the Reward Tier 2 and earned 5.00% match in Series #Phoenix Reward Interests by making a Qualifying Investment during the Qualifying Period in the amount of $10,000 in Series #Tampa. The investor qualified for the Reward Tier 1 and earned a 4.00% match in Series #Phoenix Reward Interests by making a Qualifying Investment during the Qualifying Period in the amount of $1,000 in Series #Denver. All Rewards are earned in Series membership interests.

Example 3 – During the Qualifying Period, if an investor makes a $4,000 investment in Series #Denver, and a second investment in Series #Denver in the amount of $6,000 for a total amount of $10,000, the investor is entitled to earn a 5.00 match in Series #Phoenix Reward Interests. The investor qualified for the Reward Tier 2 and earned a 5.00% match in Series #Phoenix reward interests by making a Qualifying Investments during the Qualifying Period in the total amount of $10,000 in Series #Denver. All Rewards are earned in Series membership interests

Only Qualifying Investments made through the Cityfunds by Nada App or Company Website are eligible for the Reward. The investment or investments must be ordered and processed through the Cityfunds by Nada App or Website; investments made through a platform other than the Cityfunds by Nada App or Website are not eligible to receive the Reward through this promotion.

In order to receive the Reward, a Cityfunds by Nada investor must make a Qualifying Investment or Qualifying Investments according to the terms defined in the section above. In order to qualify for the Reward, investments must be ordered through the Cityfunds by Nada App or Website by 11:59 pm CST on June 30, 2024 (the “Qualifying Period”). The Reward will not be processed until sixty (60) days after the Qualifying Investments are marked as “settled” and the funds successfully placed in escrow. The Reward is not contingent on your investment settling during the Qualifying Period as long as the investment is placed through the Cityfunds by Nada App or Website during the Qualifying Period. We reserve the right to reverse any Rewards distributed to investors if their investment payment fails for any reason.

The Rewards Program is non-dilutive to the current offering. All Reward Interests are purchased by Nada Holdings, Inc, of which the Manager of Cityfunds I, LLC is a subsidiary to. These purchased Reward Interests are issued directly to the investor’s portfolio accounts that qualified for the Reward.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 9 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 25.1 to Offering Circular is June 21, 2024.